SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB


                   GENERAL FORM FOR REGISTRATION OF SECURITIES

        PURSUANT TO SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934



                           Last Company Clothing, Inc.




 Nevada                                                               88-0422308
(Jurisdiction  of  Incorporation)        (I.R.S.  Employer  Identification  No.)


24843  Del  Prado,  Suite  318,  Dana  Point  CA                           92629
(Address of principal executive offices)                              (Zip Code)


Registrant's  telephone  number,  including  area  code:           (949)248-8933


The  following  Securities are to be registered pursuant to Section 12(g) of the
Act:


                           Common Voting Equity Stock

                                    2,448,400



     The EXHIBIT INDEX is located at pages 27 of this Registration Statement

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                                     PART I
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                          UNNUMBERED ITEM: INTRODUCTION


     This registration statement is voluntarily filed pursuant to Section 12(g) of the Securities Exchange Act of 1934, in order to comply with the requirements of National Association of Securities Dealers for submission for quotation on the Over-the-Counter Bulletin Board, often called "OTCBB". Our common stock is not presently quoted on the OTCBB. Although quoted on NQB "Pink Sheets", there has been no trading of the securities of our corporation in brokerage transactions. The requirements of the OTCBB are that the financial statements and information about us be reported periodically to the Commission and be and become information that the public can access easily. We wish to report and provide disclosure voluntarily, and will file periodic reports, even in the event that our obligation to file such reports is excused or suspended under the Exchange Act. If and when this 1934 Act Registration is effective and clear of comments by the staff, we will be eligible for consideration for the OTCBB upon submission of one or more NASD members for permission to publish quotes for the purchase and sale of the shares of the common stock of the Registrant.

     We have and disclose a business and a business plan. Should our current business plan fail, we may be the subject of a Reverse Acquisition . A reverse acquisition is the acquisition of a private ( Target ) company by a public ( Registrant ) company, by which the private company's shareholders acquire control of the public company. While no negotiations are in progress, and no potential targets have been identified, the business plan of this Registrant may foreseeably become the plan to find such a target or targets, and attempt to acquire them for stock. While no such arrangements or plans have been adopted or are presently under consideration, should such a plan be adopted, it would be expected that a reverse acquisition of a target company or business would be associated with some private placements and/or limited offerings of common stock of our corporation for cash. Such placements, or offerings, if and when made or extended, would be made with disclosure and reliance on the businesses and assets to be acquired, and not upon our present condition.


                        ITEM 1.  DESCRIPTION OF BUSINESS.


 (A)  BUSINESS  DEVELOPMENT.

      (1) FORM AND YEAR OF ORGANIZATION.. This Corporation Last Company Clothing (formally "the Registrant", but more commonly "we", "us" and "our") was duly incorporated in Nevada on March 26, 1999. On March 26, we made our initial issuance of 2,228,400 Founders Shares of Common Stock to five founders, one principal affiliate founder, and four non-affiliate founders. Founders shares were issued pursuant to section 4(2) of the Securities Act of 1933 and were issued as Restricted Securities in accordance with Rule 144(a). Our principal affiliate founder was Intrepid International Ltd. Please see Item 5 of this Part for more information about Intrepid and its personnel. Also, on March 26, 1999, we opened a limited offering of 300,000 shares of common stock, pursuant to Regulation D, Rule 504, as then in force, extended to persons with pre-existing relationships with Intrepid and its management, and to persons introduced to us by such persons. The offering closed June 3, 1999. 220,000 shares had been placed at $0.50 per share, for a total of $111,000.00. No commissions or underwriting were involved to discount these proceeds received by us. Accordingly 2,448,400 shares of our common stock are issued and outstanding.

      (2) BANKRUPTCY, RECEIVERSHIP OR SIMILAR PROCEEDING. None from inception to date.

 (B) BUSINESS OF THE REGISTRANT. From inception to date, our business plan has been to engage in the business of importing and wholesaling a line of clothing to serve the retail trade known as the "action sports" or "extreme" sports industry. The primary target market is "generation Y" (ages 11-20) and "generation X" (ages 21-30). We intend to make available a wide variety of fashions and accessories for each of the distinctive tastes. Our market will be the stores that sell the kinds of products we intend to offer. These are stores which offer their customers such products as sports clothing, equipment, accessories, used in such sports as surfing, skateboarding, in-line skating, motor-sports, biking and snow boarding.

     THE MARKET for these products, and the clothing we will offer, is based upon the growing appeal and "counter-culture" market, which thrives on active participation in non-traditional sports. It is our conclusion that many of generations X and Y want to be identified by the distinctive looks of the various sports, each sport with its own unique style of dress: surfers as surfers, skateboarders, snowboarders, each as such. Much of this fashion is identified as "hip-hop" or "punk", with the look of baggy clothing, longer shorts, "cool" logos, "sick" athletic shoes, and such. For this reason a very wide variety of clothing, fashions and accessories will be offered for these distinctive tastes. We are directing principal attention to ownerships of multiple retail locations in Southern California, as our initial launch targets. We expect that once the retail locations have been acquired, we will be able to benefit from common management, purchasing policies, and secondary marketing efforts by the retail vendors. We believe that such a carefully controlled launch will be more likely to succeed, in contrast to an attempt to interest too many different outlets all at initial launch. Once a marketing base is established, we feel that expansion to include more targets will be facilitated and manageable.

     WEBSITE DIRECT SALES. We have drawn the following general information from ActivMedia Research: http://www.activmediaresearch.com and ePaynews.com/statistics, regarding the general characteristics of goods/service type tangible goods, in the direct retail sales industry.

      (1)  The optimal online consumer target market is indeed generations X and
Y. The projected percent of customers who purchase on-line is 30%. Delivery for on-line sales is by traditional shipping. The average on-line transaction size for e-commerce enabled sites for all demographic markets is $244 for business to consumer and $800 for business to business. Margins are 34-40%. The support required is low to moderate. There are some communication and cultural barriers to exporting which need to be considered when international sales are addressed. The primary advantage to on-line sales is convenience and time-saving. Visual and/or audio previewing is important. Product customizing is not indicated as desirable for on-line marketing. Website costs are about $100 to start, with about $300 per month ongoing. Website marketing does not obviate traditional forms of advertising. It is important to advertise products and make the website address known.

      (2) There are certain industry standards, or indicators of success, using website marketing of extreme sports clothing. Existing sales should increase by hundreds or perhaps thousands of new prospects. International inquiries can be reasonably projected to reach 35% of total hits. Telecommunications costs will increase but may be offset substantially with the reduced facsimiles and reduced costs of catalogue distribution, with potentially higher margins.

     (3) The future in direct sales is online. In 1999 over 6 million direct sales online transaction resulted in $200 million in revenue which consisted on 1.1% of the retail market. By 2010, over 29 million transactions will result in over $1.1 trillion in revenue and will consist of 10-24 % of the direct retail market (Source: Peppers & Rogers Group). In 1999 Worldwide online
transactions     were  145  billion.  By  the  year  2004  Worldwide  online transactions will reach 7.29 trillion, (Source: Gartner Group). In 1999 over 34% on online companies operated within a profit. By 2002 over 42% of online companies with at least three years of online operations will operate profitability.

     Accordingly, we plan to pursue wholesale distribution to retail outlets as well as developing direct website sales. Our website catalog will include the same sporting goods and apparel at prominent Southern California retailers, initially. We will seek over time to introduce new and less familiar products as trends develop.

     Fewer than half a billion dollars in revenues were generated on the World Wide Web during 1995. However, that was a growth rate of more than 2100% over 1994. In 1999, Internet transactionss reached $95 billion. In 2002, with the continued growth and consumer familiarity with the Internet, Internet transactions will reach $466 billion. Currently, the major share of such online revenues are divided among fewer than a thousand companies.

     FULFILLMENT. We have not determined yet whether to attempt to handle our own fulfillment of website orders, but it is likely that we will begin by handling these functions ourselves. With increasing success, measured by volume of sales, it will be necessary to out-source these functions with one of several established out-sourcing firms.

     LOAN FINANCING NOT PRACTICAL. There is little likelihood that we will seek loan financing during our present development stage, first because it is unlikely that we could obtain it, and second, that debt service is not as attractive as capital formation in stages over time. It may be necessary for the issuer to obtain this minimal funding by borrowing, possibly with a guaranty from its officers, directors or principal shareholder, for minimal corporate maintenance, as described in Item 2, Management's Discussion and Analysis.

     DEPENDENCE ON MANAGEMENT. This Company is required to rely on Management's skill, experience and judgement, both in regard to extreme selectivity, and in any final decision to pursue any particular business venture, as well as the form of any business combination, should agreement be reached at some point to acquire or combine. Please see Item 2 of this Part, Managements Discussion and Analysis or Plan of Operation, and also Item 7 of this Part, Certain Relationships and Related Transactions.

     CHECKLIST  OF  OTHER  TOPICS:

      (3) STATUS OF ANY PUBLICLY ANNOUNCED NEW PRODUCT OR SERVICE. None to date.

      (4) COMPETITIVE BUSINESS CONDITIONS AND THE SMALL BUSINESS REGISTRANT'S COMPETITIVE POSITION IN THE INDUSTRY. Other established and better capitalized firms are engaged in the business we propose to enter. Competition in this industry is intense and the intensity is expected to increase, both in wholesale and direct website marketing.

      (5) SOURCES OF AND AVAILABILITY OF RAW MATERIALS AND THE NAMES OF PRINCIPAL SUPPLIERS. Numerous sources of sports apparel are available world wide from manufacturers, other wholesalers and distributors.

      (6)  DEPENDENCE  ON  ONE  OR  A  FEW  MAJOR CUSTOMERS. Not Applicable yet.

      (7) PATENTS, TRADEMARKS, LICENSES, FRANCHISES, CONCESSIONS, ROYALTY AGREEMENTS OR LABOR CONTRACTS. None.

      (8) NEED FOR ANY GOVERNMENT APPROVAL OF PRINCIPAL PRODUCTS OR SERVICES AND STATUS. Not Applicable. We do not intend to engage in importation or sales of products which require specific governmental approval or licensing.

      (9) EFFECT OF EXISTING OR PROBABLE GOVERNMENTAL REGULATIONS ON THE BUSINESS. Not Applicable.

      (10) ESTIMATE OF AMOUNT SPENT ON RESEARCH AND DEVELOPMENT IN EACH OF LAST TWO YEARS. None.

      (11)  COSTS  AND  EFFECTS  OF  COMPLIANCE  WITH  ENVIRONMENTAL  LAWS.  Not
Applicable

      (12) NUMBER OF TOTAL EMPLOYEES AND FULL-TIME EMPLOYEES. None at this time, other than our Officers and Directors.

      (13) YEAR 2000 COMPLIANCE, EFFECT ON CUSTOMERS AND SUPPLIERS. None. We have encountered and expect to encounter no difficulties resulting from year 2000 compliance problems.


       ITEM 2.  MANAGEMENTS DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.


 (A) PLAN OF OPERATION: NEXT TWELVE MONTHS. The entry into an established marketing field is never quick or easy. There are two initial problems: establishing sources of products, and identifying markets for them. Since about May, of 1999, we issuer have been engaged in designing our intended web-site. The process has included careful study of competing websites, and a discrete survey of products on the shelf in retail stores. The major domestic suppliers of sports wear have been identified, and the inventory of international sources is currently incomplete and in progress. Since July of 1999, we have been conducting informal surveys of young people, the target market, to determine present and future trends in tastes and new technologies continually being incorporated into action sports products and accessories. We have been studying international trade and tariff agreements, in an effort to determine what issues and expenses we may face in importation from Europe, Asia, and Latin American countries, and in searching for correspondents in these countries and regions.

     We remain essentially a start-up development stage company, with limited capital resources. Our initial funding has been devoted to organization and pre-launch activities. It is manifestly clear that our present funding is not sufficient for the launch of its operations, and that the issuer must interest investors in one or more secondary capital formation programs before it can launch.

     Management is now engaged in evaluating the feasibility of further limited offerings or private placements, whether to develop a program for investors involving royalties or profit participation in actual product sales, with investments tied to specific products, or whether to attempt to register securities for sale, pursuant to 5 of the Securities Act of 1933. It is the conclusion of management that significant additional capital formation is necessary to launch our operations successfully.

      (1) CASH REQUIREMENTS AND OF NEED FOR ADDITIONAL FUNDS, TWELVE MONTHS. This Registrant has no substantial cash requirements for the next twelve months, to remain in its present pre-launch condition. It is the opinion of management that we would require about $100,000 to launch our operations in the next twelve months.

     First, to sustain our corporation in pre-launch mode we have indicated substantial self-sufficiency,, for the reason that we would, in that event, anticipate no activity during that period, other than compliance with our reporting requirements. Our required management, legal and professional service requirements during that period are believed to believed capable of being secured for deferred payment or payment in new investment shares of common stock. There is a significant exception to the previous statement. Our Auditor cannot lawfully or properly be compensated otherwise than by payment for services in cash as billed by such independent auditor. This significant cash requirement is foreseen to be not less than $5,000.00 nor more than $10,000.00 during the next twelve months. This minimal funding by borrowing, possibly with a guarantee from its officers, directors or principal shareholder. There is no assurance possible that even these minimal requirements for cash can be met. The failure to maintain current auditing of the corporate affairs would result in the failure to met our intentions to file periodic reports, voluntarily or otherwise, at the close of its next fiscal year, December 31, 1999. The expenses of its audit, legal and professional requirements, including expenses in connection with this 1934 Act Registration of its common stock, may be advanced by its management and principal shareholder. No significant cash or funds are required for Management to evaluate possible transactions. No such activity is expected for at least the next six months.

     Our auditor has commented: The Company is a development stage company as defined in Financial Accounting Standards Board Statement No.7. It is concentrating substantially all of its efforts in raising capital and developing its business operations in order to generate significant revenues. As previously noted we are actively engaged in limited pre-launch investigations; however it is clear that we will require substantial capital to launch our operations.

      Second, in the more important and desirable event that operations are to be launched during the next twelve months, as intended, it will be necessary for us to obtain sufficient working capital to insure that our operations could continue for long enough to achieve profitability.

     While we have disclosed the results of such a contingency, do not anticipate any such contingency upon which we would voluntarily cease filing reports with the SEC, even though we might cease to be required to do so under current rules. It is in our compelling interest to be a reporting company and to report our affairs quarterly, annually and currently, as the case may be, generally to provide accessible public information to interested parties, and also specifically to maintain its qualification for the OTCBB, if and when the Registrant's intended application for submission be effective. Capital formation programs cannot be approached responsibly with our maintenance of our reporting status.

 (B)  DISCUSSION  AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

      (1) OPERATIONS AND RESULTS FOR THE PAST TWO FISCAL YEARS. We were incorporated in March of 1999. We have not launched our operations. Our activity during this last year has been confined to the identification of markets and sources of products for resale.

      (2) FUTURE PROSPECTS. We are unable to predict when we may launch our intended operations, or failing to do so, when and if we may elect to participate in a business acquisition opportunity. The reason for this uncertainty arises from its limited resources, and competitive disadvantages with respect to other public or semi-public issuers, and uncertainties about compliance with NASD requirements for trading on the OTCBB. Notwithstanding the foregoing cautionary statements, assuming the continuation of current conditions, we would expect to develop a capital formation strategy and launch operations during the next twelve to eighteen months, if we can effect quotation of our common stock on the OTCBB.

 (C) REVERSE ACQUISITION CANDIDATE. We are not searching for a profitable business opportunity. This contingency is disclosed for the possibility that our business might fail. We are not presently a reverse acquisition candidate. Should our business fail, we would not be able effectively, under current laws and regulations to attract capital, and would be required to seek such an acquisition to achieve profitability for our shareholders.


                        ITEM 3.  DESCRIPTION OF PROPERTY.

     The Registrant has no property and enjoys the non-exclusive use of office and telephone services of its officers and attorneys. The Registrant neither owns or leases any real or personal property. Office services are provided without charge. Such costs are immaterial to the financial statements and, accordingly have not been reflected therein. We do not pay for incidental office services. We may be billed for extraordinary office services, such as copying and printing, and major mailings. Any such extraordinary charges are included in our general and administrative expenses.

    ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.


 (A) SECURITY OWNERSHIP OF MANAGEMENT. To the best of Registrant's knowledge and belief the following disclosure presents the total beneficial security ownership of all Directors and Nominees, naming them, and by all Officers and Directors as a group, without naming them, of Registrant, known to or discoverable by Registrant. Please refer to explanatory notes if any, for clarification or additional information.

 (B) SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS. To the best of Registrant's knowledge and belief the following disclosure presents the total security ownership of all persons, entities and groups, known to or discoverable by Registrant, to be the beneficial owner or owners of more than five percent of any voting class of Registrant's stock. Please refer to explanatory notes if any, for clarification or additional information.

                                    TABLE A/B
                                  COMMON STOCK
                 OFFICERS AND DIRECTORS AND OWNERS OF 5% OR MORE

 Name and Address of Beneficial Owner   Actual           %
                                        Ownership
----------------------------------------------------------
Kirt W. James (1)                       2,200,000    89.85
24843 Del Prado #318
Dana Point CA 92629   President
----------------------------------------------------------
Pete Chandler                                   0     0.00
430 4th Street
Ogden UT 84404  Secretary
----------------------------------------------------------
All Officers and Directors as a Group   2,200,000    89.85
==========================================================
Intrepid International Ltd. (1)         2,200,000    89.85
Apartado 8807
Panama 5 Panama
----------------------------------------------------------
Total Other 5% Owners                   2,200,000    89.85
----------------------------------------------------------
TOTAL ALL AFFILIATES                    2,200,000    89.85
----------------------------------------------------------
Total Shares Issued and Outstanding     2,448,400   100.00
==========================================================

(1) Mr. James is an Officer of Intrepid International Ltd., our principal shareholder. Please see Item 7, Relationships and Transactions, for more information and disclosure about Intrepid.

 (C) CHANGES IN CONTROL. There are no arrangements known to Registrant, including any pledge by any persons, of securities of Registrant, which may at a subsequent date result in a change of control of the Registrant.

     ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

     The following persons are our Officers and Directors of Registrant, having taken office from the inception of our corporation, to serve until their successors might be elected or appointed. The time of the next meeting of shareholders has not been determined.

     Kirt W. James, (age 42) President/Director has a lifelong background in marketing and sales. From 1972 to 1987, Mr. James was responsible for sales and business administrative matters for Glade N. James Sales Co., Inc. and from 1987 to 1990 Mr. James built retail markets for American International Medical Supply Co., a publicly traded company. In 1990 he formed and became President of HJS Financial Services, Inc., and was responsible for the day to day business operations of the firm as well as consultation with Clients concerning their business and Product Development. He remains the President and Sole Shareholder of HJS, which is presently substantially inactive. During the past five years Mr. James has been involved in the valuation of private companies for internal purposes, and as a consultant to private companies engaged in the private sale and acquisition of other private businesses. He has also assisted private and public companies in planning for entry into the public market place. Mr. James is not and has never been a broker-dealer. He has acted primarily as consultant, and in some cases has served as an interim officer and director of public companies in their development stage. The following disclosure identifies those public companies with which he has been involved during the past five years:
Earth Industries, Inc., EditWorks, Ltd., Market Formulation & Research, Inc., Mex Trans Seafood Consulting, Inc., BBB-Huntor Associates, Inc., eWorld Travel Corp., Knowledge Networks, Inc., and North American Security & Fire. He is also an Officer and Director of Oasis 4th Movie Project, an operating non-trading company, and DP Charters, Inc. a public company currently quoted on the "Pink Sheets".

     Pete Chandler, (age 30) Secretary-Treasurer/Director was born and raised in Northern Utah, where he received a Bachelor of Science Degree from Weber State University, in finance and business administrations. He also attended DeVry Institute of Technology in Phoenix Arizona, where he studied computer information and accounting systems. He serves as Director of Research & Finance, for Corporate Relations & Management, Inc., from August 1999 and presently. From February 1997 until August 1999, he served as financial markets liaison to Jordan Richards Associates. From October 1994 until October 1996, he was an investment consultant to Everen Securities. From January 1, 1994 to October 1994, he was an agent for New York Life Insurance Company. From August 1993 to December 1993, he was a sales and leasing representative for Freeway Oldsmobile, Cadillac, Mazda. Mr. Chandler is a Board Member of the Foster Care Citizens Board, appointed in 1995, and involved in its community service activities. Mr. Chandler serves on the Board of Directors of the following corporations: Ecklan Corporation, NetAir.com, Inc., and Snohomish Equity Corporation.


                        ITEM 6.  EXECUTIVE COMPENSATION.

     There is no present program of executive compensation, and no plan or compensation is expected to be adopted or authorized until we launch operations and achieve revenues. Intrepid International, our principal shareholder provides our management services and the services of Mr. James, its officer. Intrepid bills us on a time-fee basis. Its billings are reflected as general and administrative expenses on our financial statements. Mr. James is not compensated directly for his services to us. He is beneficially interested in the general profitability of Intrepid International Ltd. Our affairs have not required a substantial commitment of time by Mr. James to date. Mr. Chandler has not accrued any compensation as of this filing. Mr. Chandler devotes only insubstantial time to our affairs.

            ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     We have identified Intrepid International as our principal shareholder. We are billed by Intrepid for services of Intrepid's personnel on a time-fee basis. Disclosure is now provided as to the Intrepid entities, and its officers and owners. Intrepid consists of two entities: Intrepid International, S.A., a Panama Corporation, and Intrepid international, Ltd., a Nevada Corporation, its wholly-owned United States Agency. Intrepid International is engaged internationally in providing assistance to business and corporate interests.

 (A) INTREPID INTERNATIONAL, S.A. The officers and directors of Intrepid International, S. A. (Panama) are comprised of three individuals; Laurencio Ja n O., Teodoro F. Franco L. and Leopoldo Kennion G. All three of these individuals are Panamanian citizens and each serves as an officer and a director of the Company.

     Laurencio Jaen O., an original incorporator who has served as President and Director of the Company since its inception in 1984, resides in Panama City, Republic of Panama. He is, and has been for the past twenty five years, Vice President of Indiasa Corporation ("Indiasa"), a Panamanian corporation, which, through one of its subsidiaries, Robmar International, is involved in the manufacture and distribution of chemical products in Argentina and Brazil and which, through its former subsidiary Indiasa Aviation Corporation, was, for eight years ending in 1981, engaged in aviation consulting, the leasing, purchase and sale of aircraft, and the operation of a cargo airline, primarily in Latin America. Mr. Jaen was a founder of PAISA, Panama's international airline, served as president of the Colon Free Zone (the world s largest free trade zone), and as Director of Panama's Social Security Administration. He has also served as the President of the Panamanian Chamber of Commerce, and as a member of the Board of Presidential Advisors of the Republic of Panama.

     Teodoro F. Franco L., Secretary and a Director of the Company, has, for thirty years, been a specialist in maritime and aviation law. Mr. Franco is a partner in Franco and Franco, one of the most prestigious law firms in Panam with offices around the world. In addition to his law practice he has served as Panamanian Consul to Liverpool, England and for the past five years as Ambassador to Great Britain. The firm practices maritime, aviation and commercial law and currently is the legal firm for: IBERIA (the Spanish national airline), KLM (the Dutch national airline), VIASA (the Venezuelan national airline), Aeroflot (the Russian national airline) and various smaller Latin American national airlines as well as being the registered agents for thousands of ocean going ships around the world flying the Panamanian flag. Mr. Franco brings to the Company a wealth of international legal, commercial and diplomatic experience.

     Leopoldo Kennion G., Treasurer and a Director of the Company, is, and has for twenty years, been a Certified Public Accountant specializing in international accounting and is an associate in the law firm of Franco and Franco. Mr. Kennion practices maritime, aviation and commercial accounting serving the specialized needs of the transnational clients of Franco and Franco by providing an interface between them and their auditors.

     J. Dan Sifford, Jr., is the United States Managing Director for Intrepid International, S.A. (Panama). He is fluent in the Spanish Language. His biographical information is found below.


 (B)  INTREPID  INTERNATIONAL,  LTD.  The  officers  and  directors  of Intrepid
International, Ltd. (Nevada) are comprised of two individuals; Kirt W. James, and J. Dan Sifford, Jr. Both these individuals are U.S. citizens.

     Kirt W. James, is one of our Officers. His biography is found in Item 5 of this Part I.

     J. Dan Sifford, Jr. For the past several years Mr. Sifford has served as United States Managing Director of Intrepid International, S.A. a Panama Corporation, providing consulting services to international private companies in approaching the United States public market place for products, financing and securities. Mr. Sifford is not and has never been a broker-dealer. He has acted primarily as consultant, and in some cases has served as an interim officer and director of public companies in their development stage. The following disclosure identifies those public companies: Air Epicurean, Inc., All American Aircraft, Earth Industries, Ecklan Corporation, EditWorks, Ltd., Market., Market Formulation & Research, Inc., NetAir.com, Inc., NSJ Mortgage Capital Corporation, Inc., North American Security & Fire, Oasis 4th Movie Project, Professional Recovery Systems, Inc., Richmond Services, Inc., Telecommunications Technologies, Ltd., and World Staffing II, Inc. Of these last mentioned companies, he is currently serving in this Registrant, in Ecklan Corporation, in Oasis Entertainment's 4th Movie Project, in Richmond Services, Inc, NetAir.com, Inc. and in Editworks Ltd.

     He grew up in Coral Gables, Florida, where he attended Coral Gables High School and the University of Miami. After leaving the University of Miami, Mr. Sifford formed a wholesale consumer goods distribution company which operated throughout the southeastern United States and all of Latin America. In 1965, as an extension of the operations of the original company, he founded Indiasa Corporation (Indiasa), a Panamanian company which was involved in supply and financing arrangements with many of the Latin American Governments, in particular, their air forces and their national airlines. As customer requirements dictated, separate subsidiaries were established to handle specific activities. During each of the past five years he has served as President of Indiasa, which serves only as a holding company owning: 100% of Indiasa Aviation Corp. (a company which owns aircraft but has no operations); 100% of Overseas Aviation Corporation (a company which owns Air Carrier Certificates but has no operations); 50% of Robmar International, S.A. (a company operates a manufacturing plant in Argentina and Brazil, but in which Mr. Sifford holds no office). In addition to his general aviation experience, Mr. Sifford, an Airline Transport rated pilot, has twenty two years experience in the airline business, and is currently the President of Airline of the Virgin Islands, Ltd. a commuter passenger airline operating in the Caribbean, and has been its president continuously during each of the past five years.


                       ITEM 8.  DESCRIPTION OF SECURITIES.

THE REGISTRANT'S CAPITAL AUTHORIZED AND ISSUED. The Registrant is authorized to issue 50,000,000 shares of a single class of Common Voting Stock, of par value $0.001, of which 2,448,400 are issued and outstanding.

COMMON STOCK. All shares of Common Stock when issued were fully paid for and nonassessable. Each holder of Common Stock is entitled to one vote per share on all matters submitted for action by the stockholders. All shares of Common Stock are equal to each other with respect to the election of directors and cumulative voting is not permitted; therefore, the holders of more than 50% of the outstanding Common Stock can, if they choose to do so, elect all of the directors. The terms of the directors are not staggered. Directors are elected annually to serve until the next annual meeting of shareholders and until their successor is elected and qualified. There are no preemptive rights to purchase any additional Common Stock or other securities of the Registrant. The owners of a majority of the common stock may also take any action without prior notice or meeting which a majority of shareholders could have taken at a regularly called shareholders meeting, giving notice to all shareholders thereafter of the action taken. In the event of liquidation or dissolution, holders of Common Stock are entitled to receive, pro rata, the assets remaining, after creditors, and holders of any class of stock having liquidation rights senior to holders of shares of Common Stock, have been paid in full. All shares of Common Stock enjoy equal dividend rights. There are no provisions in the Articles of Incorporation or By-Laws which would delay, defer or prevent a change of control.

SECONDARY TRADING refers to the marketability to resell the securities of this Registrant in brokerage transactions, and that marketability is generally governed by Rule 144, promulgated by the Securities and Exchange Commission pursuant to 3 of the Securities Act of 1933. Securities which have not been registered pursuant to the Securities Act of 1933, but were exempt from such registration when issued, are generally Restricted Securities as defined by Rule 144(a). The impact of the restrictions of Rule 144 are (a) a basic one year holding period from purchase; and (b) a limitation of the amount any shareholder may sell during the second year, as to non-affiliates of the Registrant; however, as to shares owned by affiliates of the Registrant, the second-year limitation of amounts attaches and continues indefinitely, at least until such person has ceased to be an affiliate for 90 days or more. The limitation of amounts is generally 1% of the total issued and outstanding in any 90 day period.

UNRESTRICTED SHARES OF COMMON STOCK. 2,448,400 are issued and outstanding, of which 2,200,000 shares are held by our principal affiliate shareholder of the Registrant. 248,400 shares are owned by non-affiliates. Of these 228,400, 28,400 were issued as restricted securities on March 26, 1999, and 220,000 were issued without restriction pursuant to Rule 504 on June 3, 1999. Taking these issuances in reverse order, the 220,000 are not restricted securities and might be resold in brokerage transaction without restrictions of Rule 144; the 28,400 non-affiliate founders shares are more than one year old and are no longer subject to the one-year holding period of Rule 144(d) and might be resold in limited amounts as provided in Rule 144(e)(2). The 2,200,000 affiliate control shares are also more than one year old, and might have been the subject of limited resales pursuant to Rule 144(e)(1) except that this Corporation has adopted the policy that these affiliate shares are not entitled to reliance on Rule 144(e)(1) for an indefinite period of time, until and unless our company achieves revenues or profitability for shareholders generally. Should our business fail, we would not be able effectively, under current laws and regulations to attract capital, and would be required to seek such an acquisition to achieve profitability for our shareholders. We are not searching for a profitable business opportunity to acquire. This contingency is disclosed for the possibility that our business might fail. Until this contingency is eliminated, Intrepid International is not deemed entitled to rely on Rule 144(e)(1) for resale of its affiliate control shares in brokerage transactions.

OPTIONS AND DERIVATIVE SECURITIES. There are no outstanding options or derivative securities of this Registrant. There are no shares issued or reserved which are subject to options or warrants to purchase, or securities convertible into common stock of this Registrant.

RISKS OF "PENNY STOCK." The Company's common stock may be deemed to be "penny stock" as that term is defined in Reg.Section 240.3a51-1 of the Securities and Exchange Commission. Penny stocks are stocks (i) with a price of less than five dollars per share; (ii) that are not traded on a "recognized" national exchange;
(iii) whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ) listed stocks must still meet requirement (i) above); or (iv) in issuers with net tangible assets less than $2,000,000 (if the issuer has been in continuous operation for at least three years) or $5,000,000 (if in continuous operation for less than three years), or with average revenues of less than $6,000,000 for the last three years.

     Section  15(g) of the Securities Exchange Act of 1934, as amended, and Reg.
Section 240.15g 2 of the Securities and Exchange Commission require broker dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. Potential investors in the Company's common stock are urged to obtain and read such disclosure carefully before purchasing any shares that are deemed to be "penny stock."

     Moreover, Reg. Section 240.15g-9 of the Securities and Exchange Commission requires broker dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker -dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for investors in the Company's common stock to resell their shares to third parties or to otherwise dispose of them.

     RISKS OF STATE BLUE SKY LAWS. In addition to other risks, restrictions and limitations which may affect the resale of the existing shares of the common stock of this Registrant, consideration must be given to the Blue Sky laws and regulations of each State or jurisdiction in which a shareholder wishing to re-sell may reside. This Registrant has taken no action to register or qualify its common stock for resale pursuant to the Blue Sky laws or regulations of any State or jurisdiction. Accordingly offers to buy or sell the existing securities of this Registrant may be unlawful in certain States.

--------------------------------------------------------------------------------
                                     PART II
--------------------------------------------------------------------------------

                                     ITEM 1.
           MARKET PRICE OF AND DIVIDENDS ON REGISTRANT'S COMMON EQUITY
             AND SHAREHOLDER MATTERS EQUITY AND SHAREHOLDER MATTERS.



 (A)  MARKET  INFORMATION.

     Our Common Stock is not quoted Over the Counter on the Bulletin Board ( OTCBB ). Our Common Stock is cleared for quotation Over the Counter in the NQB Pink Sheets. To the best of the Registrant's knowledge and belief, there has been no market activity, buying or selling, of the common stock of this Registrant, in brokerage transactions.

 (B)  HOLDERS.  There  are  presently  37  shareholders  of  our  common  stock.

 (C) DIVIDENDS. No dividends have been paid by the Company on its Common Stock or other Stock and no such payment is anticipated in the foreseeable future.

 (D) REVERSE ACQUISITIONS. A reverse acquisition of a target business or company would be expected to involve a change of control of the Registrant, and the designation of new management. The financial statements of this Registrant would become largely unreflective of the true condition of the Registrant after such an acquisition. Shareholder approval would be solicited, pursuant to the laws of the State of Nevada, to approve the acquisition, change of control, and any material corporate changes incidental to the reorganization of this Registrant. In connection with the solicitation of shareholder approval, whether or not proxies are solicited, the Registrant would provide shareholders with the fullest possible disclosure of all information material to shareholder consideration, and such disclosure would include audited financial statements of the target entity, if available. If shareholder approval is sought in advance of audited financial statements of an acquisition target, the authority of management to consummate any transaction would be contingent on a proper audit of the target meeting the criteria of any un-audited information relied upon by shareholders.

     We are not searching for a profitable business opportunity. We are pursuing our business plan. This contingency is disclosed for the possibility that our business might fail. We are not presently a reverse acquisition candidate. Should our business fail, we would not be able effectively, under current laws and regulations to attract capital, and would be required to seek such an acquisition to achieve profitability for our shareholders.


                           ITEM 2.  LEGAL PROCEEDINGS.

     There are no proceedings, legal, enforcement or administrative, pending, threatened or anticipated involving or affecting this Registrant.


             ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

     There have been no disagreements of any sort or kind with Auditors or Accountants respecting any matter or item reflected in the financial statements of this Registrant.

                ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

     We were incorporated in Nevada only recently, on March 26, 1999. On March 26, we made our initial issuance of 2,228,400 Founders Shares of Common Stock to five founders, one principal affiliate founder, and four non-affiliate founders.

Name and Address of Beneficial Owner  Shares Issued        %
------------------------------------------------------------
Intrepid International Ltd.               2,200,000    89.85
Apartado 8807
Panama 5 Panama  Affiliate
Restricted
------------------------------------------------------------
Barry Wentz                                   1,400     0.06
2100 Boston Drive
Bismark ND 58504  Restricted
------------------------------------------------------------
Wade J. Vogel                                19,000     0.78
1108 27th St. NW
Mandan ND 58554  Restricted
------------------------------------------------------------
John Gardener                                 3,000     0.12
1280 Caldara Drive
Colorado Springs CO 80904
Restricted
------------------------------------------------------------
Gary Leonard                                  5,000     0.20
7626 Limber Bough
Humble TX 77346  Restricted
------------------------------------------------------------
Subtotal Founders  4(2) 1933 Act          2,228,400    91.01
------------------------------------------------------------
Total Issued and Outstanding              2,448,400   100.00
============================================================

     These four non-affiliate founders were known to management to be highly sophisticated persons, by virtue of pre-existing business relationships with our management. They provided assistance, consultation and introductions to us in connection with the founding of our company. Founders shares were issued pursuant to section 4(2) of the Securities Act of 1933 and were issued as Restricted Securities in accordance with Rule 144(a), for such services.

      On March 26, 1999, we opened a limited offering of 300,000 shares of common stock, pursuant to Regulation D, Rule 504, as then in force, extended to persons with pre-existing relationships with Intrepid and its management, and to persons introduced to us by such persons. The offering closed June 3, 1999. 220,000 shares had been placed at $0.50 per share, for a total of $111,000.00. No commissions or underwriting were involved to discount these proceeds received by us. There were 32 subscribers. No offers were extended to persons who did not subscribe.


               ITEM 5.  INDEMNIFICATION OF OFFICERS AND DIRECTORS.


     There is no provision in the Articles of Incorporation, now the By-Laws of the Corporation, nor any Resolution of the Board of Directors, providing for indemnification of Officers or Directors.The Registrant is aware of certain provision of the Nevada Corporate Law which affects indemnity of Officers or Directors.

      NRS 78.7502 provides for mandatory indemnification of officers, directors, employees and agents, substantially as follows: the corporation shall indemnify a director, officer, employee or agent of a corporation; to the extent that he or she has been successful on the merits or otherwise in defense of any action, suit or proceeding, whether civil, criminal, administrative or investigative (except an action by or in the right of the corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise; if he or she acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation; and, with respect to any criminal action or proceeding, in which he or she had no reasonable cause to believe his or her conduct was unlawful.


             The Remainder of this Page is Intentionally left Blank

--------------------------------------------------------------------------------
                                    PART F/S

 (A) FINANCIAL STATEMENTS. The following financial statements are included in body of this Registration Statement:

 Financial  Statements                                                      Page
F-1  Audited Financial Statements for the years December 31, 1999, and from
     inception.                                                               17
================================================================================

--------------------------------------------------------------------------------
                                       F-1

                          AUDITED FINANCIAL STATEMENTS

               FOR THE YEARS DECEMBER 31, 1999, AND FROM INCEPTION
--------------------------------------------------------------------------------

                           LAST COMPANY CLOTHING, INC.
                          (a Development Stage Company)
                              Financial Statements
                              December  31,  1999

                                 C O N T E N T S

Independent  Auditors  Report                              20

Balance  Sheet                                             21

Statement  of  Operations                                  22

Statement  of  Stockholders  Equity                        23

Statement  of  Cash  Flows                                 24

Notes  to  the  Financial  Statements                      25-26

                          INDEPENDENT AUDITOR S REPORT

To the Board of Directors and Stockholders of Last Company Clothing, Inc.

We have audited the accompanying balance sheet of Last Company Clothing, Inc. (a Development Stage Company) as of December 31, 1999 and the related statements of operations, stockholders equity and cash flows from inception on March 26, 1999 through December 31, 1999. These financial statements are the responsibility of the Company s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Last Company Clothing, Inc. (a Development Stage Company) as of December 31, 1999 and the results of its operations and cash flows from inception on March 26, 1999 through December 31, 1999 in conformity with generally accepted accounting principles.


The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2, the Company s operating loss and lack of working capital raise substantial doubt about its ability to continue as a going concern. Management s plans in regard to those matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

          /s/
Crouch, Bierwolf & Chisholm
Salt  Lake  City,  Utah
March  16,  2000

                           LAST COMPANY CLOTHING, INC.
                          (a Development Stage Company)
                                  Balance Sheet


                                                            December  31,
                                                                 1999
--------------------------------------------------------------------------------
ASSETS
Current  assets
   Cash                                                              $     8,979

Total  Current  Assets                                                     8,979
--------------------------------------------------------------------------------
     Total  Assets                                                   $     8,979
================================================================================
     LIABILITIES  AND  STOCKHOLDERS  EQUITY
Current  Liabilities
Total  Current  Liabilities                                                    0
================================================================================
Stockholders  Equity
   Common  Stock,  authorized
   50,000,000  shares  of  $.001  par  value,
   issued  and  outstanding  2,448,400                                     2,448
   Additional  Paid  in  Capital                                         109,780
   Deficit  Accumulated  During  the
     Development  Stage                                                (103,249)
Total  Stockholders  Equity                                                8,979
--------------------------------------------------------------------------------
Total  Liabilities  and  Stockholders  Equity                        $     8,979
================================================================================
The accompanying notes are an integral part of these financial statements.

                           LAST COMPANY CLOTHING, INC.
                          (a Development Stage Company)
                             Statement of Operations

                                                    From  inception  on
                                                      March  26,  1999
                                                          through
                                                        December  31,
                                                           1999
--------------------------------------------------------------------------------
Revenues:                                                                $     0

Expenses:
General  and  administrative                                             103,249
   Total  Expenses                                                       103,249
================================================================================
Net  Loss                                                            $ (103,249)
--------------------------------------------------------------------------------
Net  Loss  Per Share                                                 $     (.04)
--------------------------------------------------------------------------------
Weighted  average  shares  outstanding                                 2,399,511

The accompanying notes are an integral part of these financial statements.

                           LAST COMPANY CLOTHING, INC.
                          (a Development Stage Company)
                        Statement of Stockholders  Equity

                                                                       Deficit
                                                                     Accumulated
                                                    Additional       During  the
                              Common  Stock           paid-in        Development
                              Shares       Amount      capital          Stage
--------------------------------------------------------------------------------

Balances at March 26, 1999         0      $     0      $     0           $     0
================================================================================
Stock issued for services at
 $.001 per share           2,228,400        2,228            0                 0

Stock issued for
cash at $.50 per share       220,000          220      109,780                 0

Net loss for the period
ended December 31, 1999            0            0            0         (103,249)
--------------------------------------------------------------------------------
Balance,
December 31, 1999          2,448,400       $2,448     $109,780        $(103,249)
================================================================================
The accompanying notes are an integral part of these financial statements.

                           LAST COMPANY CLOTHING, INC.
                          (a Development Stage Company)
                             Statement of Cash Flows

                                                             From  inception  on
                                                              March  26,  1999
                                                                  through
                                                                December  31,
                                                                     1999
--------------------------------------------------------------------------------
Cash  Flows  form  Operating
 Activities
     Net  loss                                                   $     (103,249)
--------------------------------------------------------------------------------
     Adjustments  to  reconcile
       net  loss  to  net  cash
       provided  by  operations:
      Stock  for  services                                                 2,228

Net  Cash  (Used)  Provided  by
 Operating  Activities                                                 (101,021)
================================================================================
Net  Cash  (Used)  Provided  by
   Investing  Activities                                                       0
================================================================================
Cash  Flows  from  Financing
 Activities:
     Issued  common  stock  for  cash                                    110,000

Net  Cash  (Used)  Provided  by
   Financing  Activities                                                 110,000
================================================================================
Net  increase  (decrease)  in  cash                                        8,979
================================================================================
Cash,  beginning of year                                                       0

Cash,  end  of year                                                      $ 8,979

Supplemental  Cash  Flow  Information:
    Cash  paid  for  interest                                            $     0
    Cash paid for taxes                                                  $     0

Non-cash  financing  activities:
    Shares  issued  for  services                                    $     2,228

The accompanying notes are an integral part of these financial statements.

                           LAST COMPANY CLOTHING, INC.
                          (a Development Stage Company)
                        Notes to the Financial Statements
                                December 31, 1999

NOTE  1  -  Summary  of  Significant  Accounting  Policies

     a.  Organization

    Last Company Clothing, Inc. (the Company) was organized under the laws of the State of Nevada on March 26, 1999. The Company was organized for the purpose of importing and wholesaling a line of clothing in the extreme sports industry (i.e. snowboards, skateboards, apparel).

     b.  Accounting  Method

          The Company recognizes income and expense on the accrual basis of accounting.

     c.  Earnings  (Loss)  Per  Share

     The  computation  of  earnings  per  share  of common stock is based on the
weighted  average  number     of shares outstanding at the date of the financial
statements.

     d.  Cash  and  Cash  Equivalents

     The Company considers all highly liquid investments with maturities of three months or less to be cash equivalents.

     e.  Provision  for  Income  Taxes

     No provision for income taxes has been recorded due to net operating loss carryforwards totaling approximately $103,249 that will be offset against future taxable income. These NOL carryforwards begin to expire in the year 2014. No tax benefit has been reported in the financial statements because the Company believes there is a 50% or greater chance the carryforward will expire unused.

     Deferred tax assets and the valuation account is as follows at December 31, 1999.

     Deferred  tax  asset:
   NOL  carrryforward                                  $35,000
   Valuation  allowance                                (35,000)
---------------------------------------------------------------
Total                                                  $     0

     fUse  of  Estimates  in  the  Preparation  of  Financial  Statements

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and expenses during the reporting period. In these financial statements, assets, liabilities and expenses involve extensive reliance on management s estimates. Actual results could differ from those estimates.

                           LAST COMPANY CLOTHING, INC.
                          (a Development Stage Company)
                        Notes to the Financial Statements
                                December 31, 1999


NOTE  2  -  Going  Concern

     The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has few assets and no operations and is dependent upon financing to continue operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. It is management s plan to raise capital in order to define their business operations, thus creating necessary operating revenue.

NOTE  3  -  Development  Stage  Company

     The Company is a development stage company as defined in Financial Accounting Standards Board Statement No. 7. It is concentrating substantially all of its efforts in raising capital and defining its business operation in order to generate significant revenues.

NOTE  4  -  Related  Party  Transactions

     The Company loaned a corporation under common ownership $21,500 during the period ended December 31, 1999. The note was non-interest bearing, unsecured, and due within one year. The Company received $21,500 on this receivable during 1999. The balance of the note at December 31, 1999 is $0.

NOTE  5  -  Equity

    During March 1999, the Company issued 2,228,400 shares of common stock for services valued at $2,228.

    During June 1999, the Company issued 220,000 shares of common stock for cash of $110,000.

--------------------------------------------------------------------------------
                                    PART III
--------------------------------------------------------------------------------

                           ITEM 1.  INDEX TO EXHIBITS.

                                  Exhibit Index

Exhibit                                                             Page Number#
Table        Table  Category  /  Description  of  Exhibit
--------------------------------------------------------------------------------
            [2]   ARTICLES/CERTIFICATES OF INCORPORATION, AND BY-LAWS
--------------------------------------------------------------------------------
2.1      Articles of Incorporation                                            29
2.2       By-Laws                                                             31
================================================================================

                                   SIGNATURES

     In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to signed on its behalf by the undersigned, thereunto authorized.


                           LAST COMPANY CLOTHING, INC.


     by

/S/                       /s/
 Kirt  W.  James          Pete  Chandler
president/director       secretary/director

--------------------------------------------------------------------------------
                                   EXHIBIT 2.1

                            ARTICLES OF INCORPORATION
--------------------------------------------------------------------------------

                            ARTICLES OF INCORPORATION
                                       OF
                           LAST COMPANY CLOTHING, INC.

     ARTICLE  I.  The  name  of  the  Corporation is LAST COMPANY CLOTHING, INC.

     ARTICLE II. Its principal office in the State of Nevada is 774 Mays Blvd. #10, Incline Village NV 89452. The initial resident agent for services of process at that address is N&R Ltd. Group, Inc.

     ARTICLE III. The purposes for which the corporation is organized are to engage in any activity or business not in conflict with the laws of the State of Nevada or of the United States of America. The period of existence of the corporation shall be perpetual.

     ARTICLE IV. The corporation shall have authority to issue an aggregate of 50,000,000 shares of common voting equity stock of par value ($0.0001) per share, and no other class or classes of stock, for a total capitalization of $5,000. The corporation's capital stock may be sold from time to time for such consideration as may be fixed by the Board of Directors, provided that no consideration so fixed shall be less than par value.

     ARTICLE V. No shareholder shall be entitled to any preemptive or preferential rights to subscribe to any unissued stock or any other securities which the corporation may now or hereafter be authorized to issue, nor shall any shareholder possess cumulative voting rights at any shareholders meeting, for the purpose of electing Directors, or otherwise.

     ARTICLE VI. The name and address of the Incorporator of the corporation is William Stocker, 34700 Pacific Coast Highway, Suite 303, Capistrano Beach CA 92624. The affairs of the corporation shall be governed by a Board of Directors of not less than one (1) nor more than (7) persons. The Incorporator shall act as Sole Initial Director.

     ARTICLE VII. The Capital Stock, after the amount of the subscription price or par value, shall not be subject to assessment to pay the debts of the corporation, and no stock issued, as paid up, shall ever be assessable or assessed.

     ARTICLE VIII. The initial By-laws of the corporation shall be adopted by its Board of Directors. The power to alter, amend or repeal the By-laws, or adopt new By-laws, shall be vested in the Board of Directors, except as otherwise may be specifically provided in the By-laws.

     I THE UNDERSIGNED, being the Incorporator hereinbefore named for the purpose of forming a corporation pursuant the General Corporation Law of the State of Nevada, do make and file these Articles of Incorporation, hereby declaring and certifying that the facts herein stated are true, and accordingly have set my hand hereunto this Day,

Dated:  March  25,  1999.

                                       /S/
                                 William Stocker
                                  Incorporator

--------------------------------------------------------------------------------
                                   EXHIBIT 2.2

                                     BY-LAWS
--------------------------------------------------------------------------------

                                     BY-LAWS
                                       OF
                           LAST COMPANY CLOTHING, INC
                              A NEVADA CORPORATION


                                    ARTICLE I
                                CORPORATE OFFICES


     The principal office of the corporation in the State of Nevada shall be located at 774 Mays Blvd. Suite 10, Incline Village NV 89451. The corporation may have such other offices, either within or without the State of incorporation as the board of directors may designate or as the business of the corporation may from time to time require.


                                   ARTICLE II
                             SHAREHOLDERS' MEETINGS

SECTION  1.  PLACE  OF  MEETINGS

     The directors may designate any place, either within or without the State unless otherwise prescribed by statute, as the place of meeting for any annual meeting or for any special meeting called by the directors. A waiver of notice signed by all stockholders entitled to vote at a meeting may designate any place, either within or without the State unless otherwise prescribed by statute, as the place for holding such meeting. If no designation is made, or if a special meeting be otherwise called, the place of meeting shall be the principal office of the corporation.

SECTION  2.  ANNUAL  MEETINGS

     The time and date for the annual meeting of the shareholders shall be set by the Board of Directors of the Corporation, at which time the shareholders shall elect a Board of Directors and transact any other proper business. Unless the Board of Directors shall determine otherwise, the annual meeting of the shareholders shall be held on the second Monday of March in each year, if not a holiday, at Ten o'clock A.M., at which time the shareholders shall elect a Board of Directors and transact any other proper business. If this date falls on a holiday, then the meeting shall be held on the following business day at the same hour.

SECTION  3.  SPECIAL  MEETINGS

     Special meetings of the shareholders may be called by the President, the Board of Directors, by the holders of at least ten percent of all the shares entitled to vote at the proposed special meeting, or such other person or persons as may be authorized in the Articles of Incorporation.

SECTION  4.  NOTICES  OF  MEETINGS

     Written or printed notice stating the place, day and hour of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered not less than ten (10) days nor more than sixty (60) days before the date of the meeting, either personally or by mail, by the direction of the president, or secretary, or the officer or persons calling the meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail, addressed to the stockholder at his address as it appears on the stock transfer books of the corporation, with postage thereon prepaid.
Closing  of  Transfer  Books  or  Fixing  Record  Date.

     (a) For the purpose of determining stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or stockholders entitled to receive payment of any dividend, or in order to make a determination of stockholders for any other proper purpose, the directors of the corporation may provide that the stock transfer books shall be closed for a stated period but not to exceed, in any case twenty (20) days. If the stock transfer books be closed for the purpose of determining stockholders entitled to notice or to vote at a meeting of stockholders, such books shall be closed for at least twenty
(20)  days  immediately  preceding  such  meeting.

     (b) In lieu of closing the stock transfer books, the directors may prescribe a day not more than sixty (60) days before the holding of any such meeting as the day as of which stockholders entitled to notice of the and to vote at such meeting must be determined. Only stockholders of record on that day are entitled to notice or to vote at such meeting.

     (c) The directors may adopt a resolution prescribing a date upon which the stockholders of record are entitled to give written consent to actions in lieu of meeting. The date prescribed by the directors may not precede nor be more than ten (10) days after the date the resolution is adopted by directors.

SECTION  5.  VOTING  LIST.

     The officer or agent having charge of the stock transfer books for the shares of the corporation shall make, at least ten (10) days before each meeting of stockholders, a complete list of stockholders entitled to vote at such meeting, or any adjournment thereof, arranged in alphabetical order, with the address of and number of shares held by each, which list, for a period of ten
(10) days prior to such meeting, shall be kept on file at the principal office of the corporation and shall be subject to inspection by any stockholder at any time during usual business hours. Such list shall also be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any stockholder during the whole time of the meeting. The original stock transfer book shall be prima facie evidence as to who are the stockholders entitled to examine such list or transfer books or to vote at the meeting of stockholders.

SECTION  6.  QUORUM.

     At any meeting of stockholders, a majority of fifty percent plus one vote, of the outstanding shares of the corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of stockholders. If less than said number of the outstanding shares are represented at a meeting, a majority of the outstanding shares so represented may adjourn the meeting from time to time without further notice. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting originally notified. The stockholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

SECTION  7.  PROXIES.

     At all meetings of the stockholders, a stockholder may vote by proxy executed in writing by the stockholder or by his duly authorized attorney in fact. Such proxy shall be filed with the secretary of the corporation before or at the time of the meeting. Such proxies may be deposited by electronic transmission.

SECTION  8.  VOTING.

     Each stockholder entitled to vote in accordance with the terms and provisions of the certificate of incorporation and these by-laws shall be entitled to one vote, in person or by proxy, for each share of stock entitled to vote held by such shareholder. Upon the demand of any stockholder, the vote for directors and upon any question before the meeting shall be by ballot. All elections for directors shall be decided by plurality vote; all other questions shall be decided by majority vote except as otherwise provided by the Certificate of Incorporation or the laws of Nevada.

SECTION  9.  ORDER  OF  BUSINESS.

     The order of business at all meetings of the stockholders, shall be as follows:

     a.     Roll  Call.
     b.     Proof  of  notice  of  meeting  or  waiver  of  notice.
     c.     Reading  of  minutes  of  preceding  meeting.
     d.     Reports  of  Officers.
     e.     Reports  of  Committees.
     f.     Election  of  Directors.
     g.     Unfinished  Business.
     h.     New  Business.


SECTION  10.  INFORMAL  ACTION  BY  STOCKHOLDERS.

     Unless otherwise provided by law, any action required to be taken, or any other action which may be taken, at a meeting of the stockholders, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the stockholders entitled to vote with respect to the subject matter thereof. Unless otherwise provided by law, any action required to be taken, or any other action which may be taken, at a meeting of the stockholders, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by a Majority of all of the stockholders entitled to vote with respect to the subject matter thereof at any regular meeting called on notice, and if written notice to all shareholders is promptly given of all action so taken.

SECTION  11.  BOOKS  AND  RECORDS.

     The Books, Accounts, and Records of the corporation, except as may be otherwise required by the laws of the State of Nevada, may be kept outside of the State of Nevada, at such place or places as the Board of Directors may from time to time appoint. The Board of Directors shall determine whether and to what extent the accounts and the books of the corporation, or any of them, other than the stock ledgers, shall be open to the inspection of the stockholders, and no stockholder shall have any right to inspect any account or book or document of this Corporation, except as conferred by law or by resolution of the stockholders or directors. In the event such right of inspection is granted to the Stockholder(s) all fees associated with such inspection shall be the sole expense of the Stockholder(s) demanding the inspection. No book, account, or record of the Corporation may be inspected without the legal counsel and the accountants of the Corporation being present. The fees charged by legal counsel and accountants to attend such inspections shall be paid for by the Stockholder demanding the inspection.


                                   ARTICLE III
                               BOARD OF DIRECTORS

SECTION  1.  GENERAL  POWERS.

     The business and affairs of the corporation shall be managed by its board of directors. The directors shall in all cases act as a board, and they may adopt such rules and regulations for the conduct of their meetings and the management of the corporation, as they may deem proper, not inconsistent with these by-laws and the laws of this State.

SECTION  2.  NUMBER,  TENURE,  AND  QUALIFICATIONS.

     The number of directors of the corporation shall be a minimum of one (l) and a maximum of nine (9), or such other number as may be provided in the Articles of Incorporation, or amendment thereof. Each director shall hold office until the next annual meeting of stockholders and until his successor shall have been elected and qualified.

SECTION  3.  REGULAR  MEETINGS.

     A regular meeting of the directors, shall be held without other notice than this by-law immediately after, and at the same place as, the annual meeting of stockholders. The directors may provide, by resolution, the time and place for holding of additional regular meetings without other notice than such resolution.

SECTION  4.  SPECIAL  MEETINGS.

     Special meetings of the directors may be called by or at the request of the president or any two directors. The person or persons authorized to call special meetings of the directors may fix the place for holding any special meeting of the directors called by them.

SECTION  5.  NOTICE.

     Notice of any special meeting shall be given at least one day previously thereto by written notice delivered personally, or by telegram or mailed to each director at his business address. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail so addressed, with postage thereon prepaid. The attendance of a director at a meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened.

SECTION  6.  QUORUM.

     At any meeting of the directors fifty (50) percent shall constitute a quorum for the transaction of business, but if less than said number is present at a meeting, a majority of the directors present may adjourn the meeting from time to time without further notice.

SECTION  7.  MANNER  OF  ACTING.

     The act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the directors.

SECTION  8.  NEWLY  CREATED  DIRECTORSHIPS  AND  VACANCIES.

     Newly created directorships resulting from an increase in the number of directors and vacancies occurring in the board for any reason except the removal of directors without cause may be filled by a vote of the majority of the directors then in office, although less than a quorum exists. Vacancies occurring by reason of the removal of directors without cause shall be filled by vote of the stockholders. A director elected to fill a vacancy caused by resignation, death or removal shall be elected to hold office for the unexpired term of his predecessor.

SECTION  9.  REMOVAL  OF  DIRECTORS.

     Any or all of the directors may be removed for cause by vote of the stockholders or by action of the board. Directors may be removed without cause only by vote of the stockholders.

SECTION  10.  RESIGNATION.

     A director may resign at any time by giving written notice to the board, the president or the secretary of the corporation. Unless otherwise specified in the notice, the resignation shall take effect upon receipt thereof by the board or such officer, and the acceptance of the resignation shall not be necessary to make it effective.

SECTION  11.  COMPENSATION.

     No compensation shall be paid to directors, as such, for their services, but by resolution of the board a fixed sum and expenses for actual attendance at each regular or special meeting of the board may be authorized. Nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity and receiving compensation therefor.

SECTION  12.  EXECUTIVE  AND  OTHER  COMMITTEES.

     The board, by resolution, may designate from among its members an executive committee and other committees, each consisting of one (l) or more directors. Each such committee shall serve at the pleasure of the board.


                                   ARTICLE IV
                                    OFFICERS


SECTION  1.  NUMBER.

     The officers of the corporation shall be the president, a secretary and a treasurer, each of whom shall be elected by the directors. Such other officers and assistant officers as may be deemed necessary may be elected or appointed by the directors.

SECTION  2.  ELECTION  AND  TERM  OF  OFFICE.

     The officers of the corporation to be elected by the directors shall be elected annually at the first meeting of the directors held after each annual meeting of the stockholders. Each officer shall hold office until his successor shall have been duly elected and shall have qualified or until his death or until he shall resign or shall have been removed in the manner hereinafter provided. In the event that no election of officers be held by the directors at that time, the existing officers shall be deemed to have been confirmed in office by the directors.

SECTION  3.  REMOVAL.

     Any officer or agent elected or appointed by the directors may be removed by the directors whenever in their judgement the best interest of the corporation would be served thereby, but such removal shall be without prejudice to contract rights, if any, of the person so removed.

SECTION  4.  VACANCIES.

     A vacancy in any office because of death, resignation, removal, disqualification or otherwise, may be filled by the directors for the unexpired portion of the term.

SECTION  5.  PRESIDENT.

     The president shall be the principal executive officer of the corporation and, subject to the control of the directors, shall in general supervise and control all of the business and affairs of the corporation. He shall, when present, preside at all meetings of the stockholders and of the directors. He may sign, with the secretary or any other proper officer of the corporation thereunto authorized by the directors, certificates for shares of the corporation, any deeds, mortgages, bonds, contracts, or other instruments which the directors have authorized to be executed, except in cases where the directors or by these by-laws to some other officer or agent of the corporation, or shall be required by law to be otherwise signed or executed; and in general shall perform all duties incident to the office of president and such other duties as may be prescribed by the directors from time to time.

SECTION  6.  CHAIRMAN  OF  THE  BOARD.

     In the absence of the president or in the event of his death, inability or refusal to act, the chairman of the board of directors shall perform the duties of the president, and when so acting, shall have all the powers of and be subject to all the restrictions upon the president. The chairman of the board of directors shall perform such other duties as from time to time may be assigned to him by the directors.

SECTION  7.  SECRETARY.

     The secretary shall keep the minutes of the stockholders' and of the directors' meetings in one or more books provided for that purpose, see that all notices are duly given in accordance with the provisions of these by-laws or as required, be custodian of the corporate records and of the seal of the corporation and keep a register of the post office address of each stockholder which shall be furnished to the secretary by such stockholder, have general charge of the stock transfer books of the corporation and in general perform all the duties incident to the office of secretary and such other duties as from time to time may be assigned to him by the president or by the directors.

SECTION  8.  TREASURER.

     If required by the directors, the treasurer shall give a bond for the faithful discharge of his duties in such sum and with such surety or sureties as the directors shall determine. He shall have charge and custody of and be responsible for all funds and securities of the corporation; receive and give receipts for moneys due and payable to the corporation from any source whatsoever, and deposit all such moneys in the name of the corporation in such banks, trust companies or other depositories as shall be selected in accordance with these by-laws and in general perform all of the duties incident to the office of treasurer and such other duties as from time to time may be assigned to him by the president or by the directors.


SECTION  9.  SALARIES.

     The salaries of the officers shall be fixed from time to time by the directors and no officer shall be prevented from receiving such salary by reason of fact that he is also a director of the corporation.


                                    ARTICLE V
                      CONTRACTS, LOANS, CHECKS AND DEPOSITS

SECTION  1.  CONTRACTS.

     The directors may authorize any officer or officers, agent or agents to enter into any contract or execute and deliver any instrument in the name of and on behalf of the corporation, and such authority may be general or confined to specific instances.


SECTION  2.  LOANS.

     No loans shall be contracted on behalf of the corporation and no evidences of indebtedness shall be issued in its name unless authorized by a resolution of the directors. Such authority may be general or confined to specific instances.

SECTION  3.  CHECKS,  DRAFTS,  ETC.

     All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the corporation, shall be signed by such officer or officers, agent or agents of the corporation and in such manner as shall from time to time be determined by resolution of the directors.

SECTION  4.  DEPOSITS.

     All funds of the corporation not otherwise employed shall be deposited from time to time to the credit of the corporation in such banks, trust companies or other depositories as the directors may select.

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                                   ARTICLE VI
                                   FISCAL YEAR

     The fiscal year of the corporation shall begin on the lst day of January in each year, or on such other day as the Board of Directors shall fix.


                                   ARTICLE VII
                                    DIVIDENDS

     The directors may from time to time declare, and the corporation may pay, dividends on its outstanding shares in the manner and upon the terms and conditions provided by law.


                                  ARTICLE VIII
                                      SEAL

     The directors may provide a corporate seal which shall have inscribed thereon the name of the corporation, the state of incorporation, year of incorporation and the words, "Corporate Seal".


                                   ARTICLE IX
                                WAIVER OF NOTICE

     Unless otherwise provided by law, whenever any notice is required to be given to any stockholder or director of the corporation under the provisions of these by-laws or under the provisions of the articles of incorporation, a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.


                                    ARTICLE X
                                   AMENDMENTS

     These by-laws may be altered, amended or repealed and new by-laws may be adopted in the same manner as their adoption, by the Board of Directors if so adopted; by a vote of the stockholders representing a majority of all the shares issued and outstanding, if so adopted or adopted by the Board of Directors; or, in any case, at any annual stockholders' meeting or at any special stockholders' meeting when the proposed amendment has been set out in the notice of such meeting.

                                  CERTIFICATION

     THE SECRETARY of the Corporation hereby certifies that the foregoing is a true and correct copy of the By-Laws of the Corporation named in the title thereto and that such By-Laws were duly adopted by the Board of Directors of said Corporation on the date set forth below.

EXECUTED  this  day  of  March  26,  1999.

                                       /S/
                                  Pete Chandler
                                    Secretary

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